SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            Dated February 12, 2003


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)


             Indicate by check mark whether the Registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:

                        Form 20-F [X]   Form 40-F [ ]


          Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]   No [X]

                          Table of Documents Submitted
Item

1. Millea Holdings group companies' business results for the nine months ended December 31, 2002 (from April 1, 2002 to December 31, 2002)



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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          KABUSHIKI KAISHA MILLEA
                                          HOLDINGS
                                          (Millea Holdings, Inc.)


February 12, 2003                         By: /s/ TETSUYA UNNO
                                             ----------------------------------
                                             General Manager of Corporate Legal
                                               and Risk Management Department

                                                                         ITEM 1


(English translation)

February 10, 2003
                                       Millea Holdings, Inc.
                                       5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                       TSE code number: 8766

Subject: Business results for the nine months ended December 31, 2002
         ------------------------------------------------------------

Millea Holdings, Inc. (the "Company", President: Kunio Ishihara) hereby announces the business results of Millea Holdings group companies for the nine months ended December 31, 2002 (from April 1, 2002 to December 31, 2002).

1. Property and casualty insurance

                                                                                                         (Yen in millions, %)
-----------------------------------------------------------------------------------------------------------------------------
                                                             Net Premiums Written
-----------------------------------------------------------------------------------------------------------------------------
                           Millea Holdings Group                    Tokio Marine                        Nichido Fire
-----------------------------------------------------------------------------------------------------------------------------
                        Nine months           Year          Nine months           Year           Nine months           Year
                           ended             to Year           ended             to Year            ended             to Year
                     December 31, 2002         (%)       December 31, 2002         (%)        December 31, 2002         (%)
-----------------------------------------------------------------------------------------------------------------------------
Fire                      177,312             105.1           122,859             108.7             54,453              97.8
Marine                     41,679             107.3            40,260             107.8              1,419              96.0
Personal accident         118,718             101.4            95,492             102.0             23,226              99.1
Voluntary automobile      678,399              99.0           522,234              99.3            156,165              98.1
Compulsory automobile
  liability (CALI)        200,258             172.1           153,939             173.7             46,318             167.1
Others                    170,485             109.5           154,290             109.6             16,194             108.6
=============================================================================================================================
Total                   1,386,853             108.2         1,089,075             109.0            297,778             105.4
-----------------------------------------------------------------------------------------------------------------------------
*                       1,314,672             102.6         1,033,307             103.4            281,365              99.6
-----------------------------------------------------------------------------------------------------------------------------

* Excluding the impact of revisions to CALI regulations

-----------------------------------------------------------------------------------------------------------------------------
                                                           Direct Premiums Written
-----------------------------------------------------------------------------------------------------------------------------
                           Millea Holdings Group                    Tokio Marine                        Nichido Fire
-----------------------------------------------------------------------------------------------------------------------------
                        Nine months           Year          Nine months           Year           Nine months           Year
                           ended             to Year           ended             to Year            ended             to Year
                     December 31, 2002         (%)       December 31, 2002         (%)        December 31, 2002         (%)
-----------------------------------------------------------------------------------------------------------------------------
Fire                      206,964             100.3           141,419             101.8             65,545              97.1
Marine                     46,316             103.8            44,657             104.0              1,659              99.3
Personal accident         122,082             101.6            99,083             102.5             22,999              98.0
Voluntary automobile      687,361              99.1           528,388              99.3            158,973              98.3
CALI                      244,646             121.5           186,434             121.1             58,212             122.6
Others                    172,693             106.3           153,717             106.1             18,976             107.8
=============================================================================================================================
Total                   1,480,066             103.6         1,153,699             104.0            326,366             102.1
-----------------------------------------------------------------------------------------------------------------------------


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


(Note 1) Premiums written are accounted for upon receipt of insurance premiums from policyholders. This recognition policy differs from those employed for the preparation of annual and semi-annual reports.

(Note 2) Net premiums written are derived by adjusting direct premiums written for reinsurance transactions.

Comments:

Net premiums written for the nine months ended December 31, 2002 increased by 8.2% as compared to the same period of the previous fiscal year. Excluding the impact of revisions to CALI reinsurance regulations, the increase amounts to 2.6%.

While the premiums of voluntary automobile insurance declined, we achieved steady growth in fire insurance, marine insurance and others mainly due to the following, increase in over-the-counter sales of fire insurance through banks, increase in sales of third sector products, raise in reinsurance premiums reflecting the universal market trend, and changes in the reinsurance scheme. For CALI, premiums increased due to the revisions to CALI reinsurance regulations.

2. Life insurance

                                                                                          (Yen in millions, number of policies, %)
----------------------------------------------------------------------------------------------------------------------------------
                                        New policies (individual insurance and annuity)
----------------------------------------------------------------------------------------------------------------------------------
                              Millea Holdings Group                    Tokio Marine                        Nichido Fire
----------------------------------------------------------------------------------------------------------------------------------
                          As of/for the                       As of/for the                        As of/for the
                           nine months           Year          nine months           Year           nine months           Year
                              ended             to Year           ended             to Year            ended             to Year
                        December 31, 2002         (%)       December 31, 2002         (%)        December 31, 2002         (%)
----------------------------------------------------------------------------------------------------------------------------------
New insurance-in-force      1,245,776            136.7           1,077,450           147.9            168,326             92.3
Number of policies            197,041            120.7             177,400           125.8             19,641             88.3
        First sector          136,146            146.3             116,505           164.6             19,641             88.3
        Third sector           60,895             86.7              60,895            86.7                  -                -
----------------------------------------------------------------------------------------------------------------------------------
*                              41,946            145.2              37,659           152.4              4,286            102.3
----------------------------------------------------------------------------------------------------------------------------------
* Annualized premiums for new policies

(Note 1) Third sector is a total of medical and cancer insurance policies without death coverage. Others are classified as First sector.

(Note 2) Annualized premiums for new policies are the annualized first payment of premium for a new policy, i.e., 12 times a monthly premium, double a semi-annual premium, equal to an annual premium and one tenth of a premium paid in a single installment.

Comments:

For the nine months ended December 31, 2002, the volume of new insurance-in-force, number of new policies and annualized premiums for new policies increased significantly.

Six years and three months after the formation of Tokio Marine Life Insurance, its number of life insurance policies in force exceeded one million.



For further information, please contact:

Millea Holdings, Inc.
Corporate Planning Department
Phone: 03-6212-3341

Corporate Finance Department
Phone: 03-6212-3343



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